November 12, 2014

VIA EDGAR TRANSMISSION

Naseem Nixon

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: Northern Lights Variable Trust, File Nos. 333-131820 and 811-21853

Dear Ms. Nixon:

On September 3, 2014, Northern Lights Variable Trust (the "Registrant"), on behalf of its series, 7Twelve Balanced Portfolio (the "Portfolio"), filed Post-Effective Amendment No. 123 to its Registration Statement under the Securities Act of 1933 on Form N-1A to add this new series to the Trust (the "Amendment"). In a telephone conversation on October 21, 2014, you provided comments to the Amendment. Please find below a summary of those comments and the Registrant's responses which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

General:

Comment 1. Please confirm in correspondence to staff that all bracketed and blank information and all required exhibits will be included in the subsequent amendment for this registration statement.

Response: The Registrant confirms that all bracketed information will be updated in the filing pursuant to Rule 485(b).

Prospectus:

Summary Section

Comment 2. Please revise the first footnote to the fee table in the Fees and Expenses of the Portfolio section to comply with Instruction 3(c) and 3(e) of Item 3 of Form N-1A, and, if applicable, insert a line in the fee table disclosing the amount of any fee waiver and/or expense reimbursements and a line disclosing the total annual portfolio operating expenses after waiver.

Response: The Registrant declines to revise the fee table or the related footnotes to the fee table because the first footnote accurately describes a unitary fee arrangement which is neither an expense reimbursement nor a fee waiver arrangement to which Instruction 3(c) and 3(e) of Form N-1A apply.

Comment 3. The second sentence of the Principal Investment Strategies section begins by noting that “[t]he adviser usually does not select individual stocks and bonds” (emphasis added), but the disclosure was revised to indicate that the adviser “instead selects exchange-traded funds ("ETFs") or mutual funds (together, “underlying funds”) and bonds that each invest primarily in securities representing one of the 12 subcategories of assets selected under the 7TwelveTM Model.” (emphasis added) Please revise to make clear whether or not the adviser usually selects bonds.

Response:  The inclusion of “and bonds” following (together, “underlying funds”) was a typographical error and has been deleted.

Comment 4. In the Principal Investment Strategy section, investments in emerging markets are not discussed, but a disclosure for Emerging Markets Risk is included in the Principal Investment Risks section. Please revise either section accordingly.

Response:  The Portfolio notes that it presently includes emerging markets in its strategy disclosures.  Specifically, the Portfolio states that it “…may invest in underlying funds that hold securities from issuers of any market capitalization, credit quality, maturity, country, or trading currency”; and the matrix describing non-US issues includes emerging markets.  Consequently, investors are alerted to the lack of restriction on issuer country and specifically alerted to emerging market issuers.

Comment 5. Please consider moving the Other Classes section to precede the discussion of distribution fees.

Response: The Registrant has moved the Other Classes section to precede the discussion of distribution fees.

Statement of Additional Information

The Portfolio

Comment 6. At the end of the fifth paragraph in this section, it is noted that “Class 1, Class 2, and Class 3 shares are currently not available for purchase.” Please confirm that this is correct or revise.

Response:  The Registrant has removed this sentence to reflect the fact that Class 1, Class 2, and Class 3 shares will be available for purchase as of the date of the filing pursuant to Rule 485(b).

Comment 7. Include a "Tandy" representation from the Registrant with respect to the Commission Staff comments on the Portfolio’s filing.

Response:  The Registrant has included Tandy representations below.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call John Domaschko at (513) 352-6559 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ JoAnn Strasser

961495.2